# FORM 6-K
# UNITED STATES
# SECURITIES AND EXCHANGE COMMISSION
# WASHINGTON, D.C. 20549

## REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

## FOR SEPTEMBER 30, 2002

## TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

**(Exact name of Registrant as specified in its charter)**

## TELESP HOLDING COMPANY

**(Translation of Registrant's name into English)**



**Av. Brigadeiro Faria Lima, 3729 10° andar**
**São Paulo, S.P.**
**Federative Republic of Brazil**
**(Address of principal executive offices)**

*[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:]*

**FORM 20-F _X_      FORM 40-F___**

*[Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]*

**YES ___      NO _X_**

*If "Yes " is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):] Not applicable*

## TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

TABLE OF CONTENTS

**Item 1**

Telefónica

# TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

## ANNOUNCES INTEREST ON NET WORTH IN LIEU OF DIVIDEND PAYMENT

**September 27, 2002. (01 page)**

For more information, contact:


Charles E. Allen
TELESP, São Paulo, Brazil
Tel.: (55-11) 3549-7200
Fax: (55-11) 3549-7202
callen@telesp.com.br
http://www.telefonica.com.br


(São Paulo - Brazil), (September 27, 2002) – The Management of Telecomunicações de São Paulo S. A. – Telesp (NYSE: TSP; BOVESPA: TLPP), in accordance with decisions taken by The Management Committee at the Meeting held on September 18, 2002 and in relation to the announcement of the dividend payment published on September 19, 2002, hereby informs shareholders about the payment of the second tranche of interest on net worth ("IONW") related to the 2001 fiscal year to the share holders of common and preferred shares issued by the company with the share position as of December 31, 2001; said payment starting on October 10, 2002.

Pursuant to Article 9 of Federal Law #9,249/95 and Item V of the CVM – Brazilian Securities Commission Deliberation #207/96, the net value of the IONW was included in the amount of the respective mandatory dividend.

### I – AMOUNT OF THE IONW – R$ (PER LOT OF 1,000 SHARES)

| Payment of: 2nd TRANCHE – 2001 FISCAL YEAR | Legal Entities Immune or Exempt From Taxation R$ (per lot of 1,000 shares) | Legal Entities and Natural Persons Subject To Taxation R$ (per lot of 1,000 shares) |
|---|---|---|
| Shares of TELESP | 0.825154 | 0.701381 |

### II – INCOME TAX WITHHOLDING, PERSUANT TO THE CURRENT LEGISLATION

1. 15% of the IONW is withheld for income tax purposes at the time of its credit.

2. There is no income tax for the legal entities that prove their immune or exempt status within the established term.

### III – PAYMENT PROCEDURES

Brazilian Shareholders participating in the Stock Exchanges Custody Program will receive the interest on net worth payment through the respective Broker Dealers. Otherwise, directly at the branches of Banco Real.

### IV – ADDITIONAL INFORMATION

The IONW and/or Dividends not claimed within the period of three years after the date of the beginning of payment will be forfeited in favor of the company (Federal Law #6,404 of 12.15.1976, Article 287, II, a).

**SIGNATURES**

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

**TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP**

Date: September 30, 2002

By [signature]

Name: Charles E. Allen
Title: Investor Relations Director